Adorys Velazquez avelazquez@velaw.com

Tel +1.212.237.0036 Fax +1.917.849.5352

July 24, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PVR Partners, L.P.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-16735

Dear Ms. Ransom:

On behalf of PVR Partners, L.P. (the “Partnership”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2013 (the “Comment Letter”), with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Annual Report”).

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Partnership’s response to each comment is set forth immediately below the text of the applicable comment. The information in this letter provided on behalf of the Partnership has been provided to us by the Partnership.

Form 10-K for the fiscal year ended December 31, 2012

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Estimates, page 57

1.	We note your response to comment 5 from our letter dated June 24, 2013 that you will add a critical accounting policy related to the impairment of long-lived assets in future filings. Please confirm that you will revise your proposed disclosure to focus on the assumptions and uncertainties that underlie your critical accounting

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission    July 24, 2013    Page 2

estimate. Please also quantify, where material, and provide an analysis of the impact of the critical accounting estimate on your financial position and results of operations for the periods presented, including the effects of changes in the critical accounting estimate between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response: The Partnership acknowledges the Staff’s comment and confirms that, in its future filings, the Partnership will revise the Partnership’s proposed disclosure as requested.

Item 8 Financial Statements and Supplementary Data, page 61

Notes to Consolidated Financial Statements, page 68

Note 13. Long-term Debt, page 83

2.	We note your response to comment 9 from our letter dated June 24, 2013 and your proposed additional disclosure related to the senior notes. Please note that the requirement in Rule 3-10(d) of Regulation S-X is that the issuer and all subsidiary guarantors are 100% owned by the parent company. Note 5 to Rule 3-10(d) requires disclosure that the subsidiary issuer is a 100% owned finance subsidiary of the parent company. Your proposed disclosure that Finance Corp and Finance Corp II are wholly owned by PVR Partners does not convey to investors that the issuers are 100% owned, since “wholly owned” has a different meaning from “100% owned” under Regulation S-X. Please revise your disclosure to clarify that these subsidiaries are 100% owned.

Response: The Partnership acknowledges the Staff’s comment and confirms that, in its future filings, the Partnership will clarify that the subsidiary issuer is a 100% owned finance subsidiary and all subsidiary guarantors are 100% owned.

The Partnership further acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission    July 24, 2013    Page 3

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Securities and Exchange Commission    July 24, 2013    Page 4

Please direct any questions that you have with respect to the foregoing to the undersigned, at (212) 237-0036.

Sincerely,

/s/ ADORYS VELAZQUEZ
Adorys Velazquez
Vinson & Elkins L.L.P.

cc:	Bruce D. Davis, Jr. (PVR Partners, L.P.)